August 5, 2014

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

Re: Hotel Outsource Management International, Inc.

Preliminary Information Statement on Schedule 14C

Filed June 19, 2014

File No. 000-50306

Dear Ms. Ransom:

We are in receipt of your letter dated July 31, 2014, and would like to respond as follows:

General

We note your comment that the reports of our independent registered public accounting firm for the years ended December 31, 2013 and December 31, 2012 are not dated. We have had our auditor revise its reports on our financial statements for these periods to include the dates of the opinions. We will file the revised reports with our Definitive Information Statement. We have amended our Annual Report on Form 10-K for the year ended December 31, 2013 to include the dated auditor report and have filed the revised Form 10-K with the Commission.

Thank you.

Very truly yours,

 /s/ Daniel Cohen

Daniel Cohen, President

Hotel Outsource Management International, Inc.